UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Results of the Annual General Meeting of Shareholders

of Kookmin Bank for Fiscal Year 2011

On March 22, 2012, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., held its annual general meeting of shareholders for fiscal year 2011, and all of the two agenda items listed below were approved and ratified as proposed.

•	Agenda:

1) Approval of financial statements of Kookmin Bank for fiscal year 2011

2) Approval of the aggregate remuneration limit for directors of Kookmin Bank

*	Agenda item 2 of the original agenda (as previously disclosed on Form 6-K filed on February 28, 2012), regarding the appointment of a director, was deleted from the agenda for the annual general meeting of shareholders as of this date due to such director nominee withdrawing his candidacy for appointment.

Details of Approved Agenda Items

•	Key items of the approved separate financial statements of Kookmin Bank for fiscal year 2011

(In millions of Won, except per share amounts)*
Total assets	257,728,625
Total liabilities	238,720,227
Capital stock	2,021,896
Total shareholders’ equity	19,008,398
Total operating revenue**	21,743,060
Operating income	2,615,687
Net income	2,008,579
Net income per share (In currency units)	4,788

*	The figures for total operating revenue, operating income in the table above exclude income (loss) from discontinued operations of Kookmin Bank’s credit card business, which was spun off as of the end of February 2011.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.

•	Declaration of Dividends

A cash dividend of KRW 1,627 per common share was declared (total dividend amount: KRW 657,924,821,732).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 22, 2012	By: /s/ Jong Kyoo Yoon
(Signature)

	Name:	Jong Kyoo Yoon
	Title:	Deputy President & CFO